EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended
	November 30,		Year Ended May 31,
	2009	2008	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$841	$1,392	$677	$2,016	$3,215	$2,899	$2,313
Add back:
Interest expense, net of capitalized interest	38	36	85	98	136	142	160
Amortization of debt issuance costs	6	2	5	5	6	5	6
Portion of rent expense representative of interest factor	385	400	795	784	766	842	800

Earnings as adjusted	$1,270	$1,830	$1,562	$2,903	$4,123	$3,888	$3,279

Fixed Charges:
Interest expense, net of capitalized interest	$38	$36	$85	$98	$136	$142	$160
Capitalized interest	44	32	71	50	34	33	22
Amortization of debt issuance costs	6	2	5	5	6	5	6
Portion of rent expense representative of interest factor	385	400	795	784	766	842	800

	$473	$470	$956	$937	$942	$1,022	$988

Ratio of Earnings to Fixed Charges	2.7	3.9	1.6	3.1	4.4	3.8	3.3